THE JORDAAN LAW FIRM, PLLC
ATTORNEYS AND COUNSELORS AT LAW
2150 PRESTON RD	JAKES JORDAAN: (214) 202-7449
SUITE 300	E-MAIL: JAKES@JORDAANLAW.COM
DALLAS, TEXAS 75248

November 27, 2009

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Douglas Brown

RE:	Santa Fe Gold Corporation
Form S-3 Filed November 13, 2009
File No. 333-163112

Gentlemen:

     On behalf of Santa Fe Gold Corporation, a Delaware corporation (“Santa Fe” or the “Company”), this letter responds to telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form S-3 (File No. 333-163112), as filed with the Commission on November 13, 2009. Santa Fe’s response to the Staff’s comment is set forth below and is based on discussions with, and information furnished by, Santa Fe and its advisors, as applicable.

Comment 1: We note that Santa Fe filed a NT 10-Q notification of inability to timely file its Form 10-Q. Please file the Form 10-Q and incorporate by reference your Form 10-Q for the quarterly period ended September 30, 2009.

Response: On November 23, 2009, Santa Fe filed its Form 10-Q for the quarterly period ended September 30, 2009 (the Form 10-Q”). The Registration Statement has been amended to incorporate by reference the Form 10-Q.

Comment 2: We note in the Exhibit Index that the footnotes were omitted. Please include the footnotes in the Exhibit Index.

Response: The Exhibit Index to the Registration Statement has been amended to include the omitted footnotes.

United States Securities and Exchange Commission
November 27,	2009

Comment 3: Please file the Legal Opinion of The Jordaan Law Firm PLLC as Exhibit 5.1 to the Registration Statement.

Response: The legal opinion of The Jordaan Law Firm PLLC has been filed as Exhibit 5.1 to the Registration Statement.

     Please direct any general questions or comments regarding the foregoing to me at (214) 202-7449 or jakes.jordaan@jordaanlaw.com.

Sincerely,

/s/ JAKES JORDAAN
By:	Jakes Jordaan

cc:	Santa Fe Gold Corporation